August 11, 2009

Mr. Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Subject:                 Emeritus Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
And Documents Incorporated by Reference
Filed March 16, 2009
File No. 001-14012

Dear Mr. Spirgel:

We received the Staff's letter dated July 31, 2009 relating to Emeritus Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2008, and documents incorporated by reference, filed on March 16, 2009.  We respectfully request an extension of time until August 31, 2009, in particular to respond to the Staff’s request for additional information related to comment four of the letter.

If you have any questions, please call me at 206.301.4079.

Sincerely

/s/ Leo Watterson
Vice President—Corporate Accounting and
Chief Accounting Officer